Filed by Exelis Inc.

Commission File No. 001-35228

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Exelis Inc.

Commission File No. 001-35228

February 6, 2015

To All Exelis Employees,

In a press release earlier this morning, Harris Corporation announced that it has entered into a definitive agreement to acquire Exelis Inc. in a cash-and-stock transaction valued at approximately$4.75 billion or $23.75 per share. This transaction is subject to regulatory approvals, customary closing conditions and approval by Exelis shareholders. All of that work will take place over the coming months and upon agreement from both parties, we expect the process to conclude in mid-2015.

New opportunities for the collective businesses

The primary rationale for the combination of Exelis and Harris is the creation of a leading world-class networks and C4ISR company that will have the scale, breadth and capabilities to compete more effectively and profitably in the global marketplace. The combined entity will total over $8 billion in revenue with highly complementary and leading positions in tactical communications and soldier systems, mission-critical network design and operation, ISR and data analytics, and electronic warfare and mission electronics.

This deal will create many new opportunities for our collective businesses to bring existing capabilities into new markets. We also expect to see significant cost synergies from the combined entity, which will drive increased competitiveness, profitability and value creation.

What does this mean for Exelis employees?

I know this news is unexpected, and I certainly appreciate that it will cause uncertainty about what this means for many of you. We will work to address that uncertainty as quickly as possible, but understandably it will take some time. Decisions affecting people are the most difficult any management team must make. The key to our success has been – and will continue to be – you. After all, that is what attracted Harris to this combination – the proven, long-term business and operational success that you have created over many years. I believe that for the majority of employees, this combination will create excellent career opportunities that come with being part of a larger organization. As soon as more information is available, we will share it with you. For now, you should know that there will be no immediate changes.

Since we started contemplating this transaction, we have been focused on how our employees would benefit the most. Employees of the combined companies will benefit from being part of a company with a more competitive and stable financial foundation, which will create greater opportunities over the long term.

What happens next?

Until the transaction is finalized, Exelis and Harris will remain separate companies and it will be business as usual for all of us. As we move forward, we ask that you continue to focus on your day-to-day responsibilities and on providing our customers with the innovative and affordable products and services they have come to expect from Exelis – and ITT before that.

As we did during our spin-off from ITT and our recent spin-off of Vectrus, we will communicate regularly via a range of internal and external channels. Each division president will be conducting a town hall and I will be visiting our key locations over the next several weeks. Attached to this email are some Q&A and a copy of Harris’ announcement this morning. We’ve also established a OneExelis site, https://one.exelisinc.com/transition, where we’ll post the latest information on the transaction.

Thank you!

This is an important time for our company and our legacy. Over the years, we have worked together to create an outstanding organization that was viewed so very positively by another leading company that it made a large strategic bet on our ability to help create and sustain growth in a challenging market. This is truly a testament to your hard work and dedication since you have helped position us to be able to choose this path. I hope you share my excitement about the opportunities ahead.

Sincerely,

David F. Melcher

Chief Executive Officer and President

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

This communication contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These statements, as they relate to Exelis Inc. and Harris Corporation, the management of either such company or the proposed transaction between Exelis and Harris, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. Exelis and Harris undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including: the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; restrictions imposed by outstanding indebtedness and indebtedness incurred in connection with the transactions; worldwide and regional economic, business, and political conditions; changes in customer demand and requirements; business cycles and other industry conditions; the timing of new services or facilities; ability to compete with others in the industries in which Exelis and Harris operate; effects of compliance with laws; fluctuations in the value of currencies in major areas where operations are located; matters relating to operating facilities; effect and costs of claims (known or unknown) relating to litigation and environmental remediation; ability to develop and further enhance technology and proprietary know-how; ability to attract and retain key personnel; escalation in the cost of providing employee health care; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the failure to obtain governmental approvals of the transaction on the proposed terms and schedule, and any conditions imposed on the combined company in connection with consummation of the merger; the failure to obtain approval of the merger by the shareholders of Exelis and the failure to satisfy various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Exelis’s and Harris’s respective reports filed with the SEC, including Exelis’s annual report on Form 10-K for the year ended December 31, 2013 and quarterly reports on Form 10-Q for the quarters ended March 31, 2014, June 30, 2014 and September 30, 2014, and Harris’s annual report on Form 10-K for the year ended June 27, 2014 and quarterly report on Form 10-Q for the quarter ended September 26, 2014, in each case, as such reports may have been amended. This document speaks only as of its date, and Exelis and Harris each disclaims any duty to update the information herein.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. EXELIS SHAREHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final proxy statement/prospectus will be mailed to shareholders of Exelis. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Harris at its web site, www.harris.com, or from Exelis at its web site, www.exelisinc.com, or 1650 Tysons Blvd. Suite 1700, McLean, VA 22102, attention: Corporate Secretary.

Participants In Solicitation

Exelis and Harris and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information concerning Exelis participants is set forth in the proxy statement, dated March 26, 2014, for the Exelis 2014 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Harris’s participants is set forth in the proxy statement, dated September 9, 2014, for Harris’s 2014 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Exelis and Harris in the solicitation of proxies in respect of the proposed merger will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.